

December 22, 2010

Dr. Liang Qiao
Chief Executive Officer
Bio-Bridge Science Inc.
1211 West 22nd Street, Suite 615
Oak Brook, IL 60523

Re: Bio-Bridge Science Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
File No. 000-51497

Dear Dr. Qiao:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief